
April 12, 2022

Robert Wessman
Executive Chairman
Alvotech Lux Holdings S.A.S.
9, Rue de Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg

> **Re: Alvotech Lux Holdings S.A.S.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed April 4, 2022**
> **File No. 333-261773**

Dear Mr. Wessman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-4

Risk Factors
Clinical drug development involves a lengthy and expensive process and Alvotech may encounter substantial delays in its clinical studies, page 58

1. We note your response to prior comment 1 and reissue in part. We note your statement in your response letter indicating that you had originally planned clinical trial sites in Russia in addition to Ukraine and that you are now considering alternative trial sites, including in South Africa and Poland. Please revise your disclosure here and in your Business section to state your original plans for your clinical trial sites in Russia as well as to disclose that you are currently considering initiating clinical trials previously planned for Ukraine and Russia in alternative locations, including South Africa and Poland.

You may contact Franklin Wyman at 202-551-3660 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nicolas Dumont